

BDO Dunwoody LLP
Chartered Accountants and Advisors

604 – 750 West Pender Street
Vancouver, BC, Canada V6C 2T7
Telephone: (604) 689-0188
Telefax: (604) 689-9773

May 2, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Dear Ladies and Gentlemen:

We are the former independent auditors for Best Energy Services, Inc. (formerly Hybrook Resources Corp.) (the "Company"). We have read the Company's disclosure in the section "Changes In Registrant's Certifying Accountant" as included in Section 4.01 of the Company's 8K dated March 5, 2008 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.

Yours very truly,

(signed) "BDO Dunwoody LLP"

BDO DUNWOODY LLP

08/O/hybrookx.8K.0207

BDO *Dunwoody* LLP is *a Limited Liability Partnership registered in Ontario*